EXHIBIT 99.1

Internet Gold Receives Notice Letter from Searchlight

Ramat Gan, Israel – November 6, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced that further to the Company’s previous reports regarding the Searchlight Transaction, the Company and B Communications Ltd. (“BComm”) received a letter from Searchlight II BZQ, L.P ("Searchlight"), indicating that pursuant to Section 8.1(d) of the Share Purchase Agreement dated as of June 24, 2019 (the “SPA”), if the Closing has not occurred by November 24, 2019 (the “End Date”), then either party has the right to deliver a notice to the other parties terminating the SPA. Searchlight further indicates that based on the advice of its counsel, if the Control Permit is not issued by the close of business today, then the Closing shall not occur prior to the End Date, due to the time period required to complete various actions between the issuance of the Control Permit and the Closing. In light of the foregoing, Searchlight informed the Company and BComm that it reserves all rights to issue a termination notice pursuant to Section 8.1(d) of the SPA on the End Date, assuming that the closing has not occurred by such date.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties including statements regarding completion of the Searchlight Transaction and the timing of such closing. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that regulatory approvals required for the Searchlight Transaction will not be obtained or that the Searchlight Transaction will not close for any reason, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000